JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, Ciber, Inc., a Delaware corporation (the "Company");

WHEREAS, Lone Star Value Co-Invest I, LP, a Delaware limited partnership, Lone Star Value Investors, LP, Delaware limited liability partnership, Lone Star Value Investors GP, LLC, a Delaware limited liability company, Lone Star Value Management, LLC, a Connecticut limited liability company, and Jeffrey E. Eberwein (collectively, "Lone Star Value"); AMERI Holdings, Inc., a Delaware corporation ("AMERI Holdings"); Ameri and Partners Inc., a Delaware corporation (collectively, "Ameri100"), Robert G. Pearse, and Dhruwa N. Rai wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2017 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "2017 Annual Meeting"), and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 9th day of March 2017 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate. Lone Star Value or its representative shall provide each member of the Group with copies of all Schedule 13D filings and other public filings to be filed on behalf of such member prior to the filing or submission thereof.

2.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Kleinberg, Kaplan, Wolff, & Cohen ("Kleinberg") and Lone Star Value of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction.

3.   Each of the undersigned agrees to form the Group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") through the solicitation of proxies, written consents, or any other means permitted under the Delaware General Corporation Law for the election of the persons nominated by the Group to the Board at the 2017 Annual Meeting (including any meeting of stockholders held in respect thereof, and any adjournments, postponements, reschedulings or continuations thereof), taking such other actions as the parties deem advisable, and taking all other action necessary or advisable to achieve the foregoing.

4.   Ameri100 shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

5.   Each of the undersigned agrees that any SEC filing, press release, communication to the Company or communication to other stockholders proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 3 shall be as determined by Lone Star Value ("Company Communication"). Lone Star Value will provide notice to and a reasonable opportunity for each of the Parties to review and comment upon any such SEC filing, press release or communication, or any proposed agreement or negotiating position with respect to the Company. Subject to the foregoing, the Parties hereby agree to work in good faith to resolve any

disagreement that may arise between or among any of the members of the Group concerning decisions to be made, actions to be taken or statements to be made in connection with the Group's activities. In the absence of disagreement, Lone Star Value shall have discretion over the content and timing of public or private communications and negotiating positions taken on behalf of the Group. Notwithstanding the foregoing, Ameri100 shall have the right at all times to make such SEC filings and take such other actions if advised by counsel that it is required to do so under applicable laws, rules or regulations. Lone Star Value Co-Invest I and Lone Star Value Management hereby agrees to indemnify, defend and hold harmless Ameri100 from and against any and all liabilities, claims, or losses resulting from or arising out of its gross negligence or willful misconduct in connection with the determinations that it makes and the exercise of its discretion, referred to in this Section 5. Ameri100 hereby agrees to indemnify, defend and hold harmless Lone Star Value from and against any and all liabilities, claims, or losses resulting from or arising out of its negligence, bad faith or willful misconduct in connection with the determinations that it makes and the exercise of its discretion, referred to in this Section 5.

6.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

7.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8.   Any legal action or proceeding arising out of the provisions of this Agreement or the parties' investment in the Company shall be brought and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

9.   Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy sent by email with a returned read receipt to Christopher P. Davis of Kleinberg, Kaplan, Wolff, & Cohen at cdavis@kkwc.com and Hannah Bible of Lone Star Value Management at hb@lonestarvm.com.

10.   Each party acknowledges that Kleinberg shall act as counsel for each of the Group, Lone Star Value and Ameri100 relating to their investment in the Company.

11.   Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Lone Star Value Co-Invest I, LP

By: Lone Star Value Investors GP, LLC
      General Partner

By: /s/ Jeffrey E. Eberwein
      Name: Jeffrey E. Eberwein
      Title: Manager

Lone Star Value Investors, LP

By: Lone Star Value Investors GP, LLC
      General Partner

By: /s/ Jeffrey E. Eberwein
      Name: Jeffrey E. Eberwein
      Title: Manager

Lone Star Value Investors GP, LLC

By: /s/ Jeffrey E. Eberwein
      Name: Jeffrey E. Eberwein
      Title: Manager

Lone Star Value Management, LLC

By: /s/ Jeffrey E. Eberwein
      Name: Jeffrey E. Eberwein
      Title: Sole Member

Ameri and Partners Inc.

By: /s/ Giri Devanur
      Name: Giri Devanur
      Title: President and Chief Executive Officer

AMERI Holdings, Inc.

By: /s/ Giri Devanur
      Name: Giri Devanur
      Title: President and Chief Executive Officer

/s/ Dhruwa N. Rai
DHRUWA N. RAI

/s/ Robert G. Pearse
ROBERT G. PEARSE